Amendment

to

Fund Accounting Addendum

For

UNIFIED SERIES TRUST

This Amendment revises the Fund Accounting Addendum (the “Addendum”) to the Master Services Agreement dated January 5, 2017 (the “Agreement”) between Unified Series Trust (“Trust”), an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Fund Accounting Addendum to revise the services provided by Ultimus as described below:

1.	Section 2.2 (B) of the Addendum is deleted and replaced with the following:

2.2 (B) the Trust’s reports with the SEC on Forms N-CEN, N-PORT, and N-CSR.

2.	Section 5 is added to the Addendum as follows:

5.	Forms N-CEN and N-PORT

5.1.	If Ultimus also provides fund administration services to a Fund, Ultimus will prepare and file with the SEC the reports on Forms N-CEN and N-PORT.

5.2.	If Ultimus does not provide fund administration services to a Fund, Ultimus will provide the fund administrator with accounting information for Forms N-CEN and N-PORT.

Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

Signatures are located on the next page.

The parties duly executed this Agreement as of February 15, 2018.

	Unified Series Trust		Ultimus Fund Solutions, LLC
By:	/s/ David R. Carson	By:	/s/ Robert G. Dorsey
Name:	David R. Carson	Name:	Robert G. Dorsey
Title:	President	Title:	Managing Director